March 6, 2018

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Matthews International Corporation
Form 10-K for Fiscal Year Ended September 30, 2017
Filed November 21, 2017
Form 8-K filed on January 26, 2018
File No. 0-09115

Dear Mr. O’Brien:

Thank you for your review of the above referenced documents filed by Matthews International Corporation ("Matthews" or the "Company"). Pursuant to your request, the Company provides the following responses to the comments provided in your letter dated February 20, 2018.

Form 10-K for the fiscal year ended September 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 21

Securities and Exchange Commission (“SEC”) Comment No. 1:

Please quantify the impact of factors materially impacting revenue, gross profit and operating profit for each period presented at the consolidated level and the segment level. Please also explain the underlying reasons for these changes. Examples of areas where expanded disclosures are warranted include, but are not limited to, the following:

•	Quantify the impact acquisitions had on revenues, gross profit and operating profit for all periods presented;

•
For your SGK Brand Solutions segment 2017 sales, quantify the growth in the U.K and Asia Pacific markets and the slower brand market conditions in the U.S and Europe and address the underlying reasons for these changes. Similarly quantify and discuss the underlying reasons for changes in your Memorialization and Industrial Technologies segments’ revenues;

•
Quantify the benefits of productivity initiatives and realization of acquisition related synergies, as well as the unfavorable changes in foreign currency values against the U.S dollar and the slower market conditions in North America and Europe for the SGK Brand Solutions on overall gross profit for the year ended September 30, 2017 when compared to fiscal year 2016; and

•
Identify the nature of the acquisition integration costs and other charges in each period presented. Specify which acquisitions are being integrated in each period presented and explain how you identify integration activities. Ensure you identify material underlying cost components in each period.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

In accordance with Item 303(a)(3) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification, the Company prepares its results of operations disclosures with the intent of providing the reader with a clear understanding of the significant items affecting its financial results. Consequently, it is the Company's intent that disclosures are constructed to focus on information that is material and necessary to provide an understanding of the business as a whole.

The Company provides quantitative disclosures of factors affecting its business results when it believes these amounts are material, can be determined with precision, and where quantification is necessary for the readers' understanding of significant trends or variances between periods. For example, the Company provided quantitative disclosures in its results of operations narrative related to the impacts of changes in foreign currency rates, the impact of significant acquisitions on revenues (e.g., Aurora Products Group, LLC on page 23), and impacts of incremental amortization expense related to acquisitions.

The Company also provides qualitative explanations of causal factors in order to further enhance the readers’ understanding of the business as a whole. For example, the Company referenced slower brand market conditions in the U.S. and Europe in its explanation of SGK Brand Solutions segment sales for fiscal 2017. While the Company is able to identify this factor as a known impact on sales, the Company is unable, with sufficient precision and objectivity, to quantify this factor. In these instances, the Company provides qualitative explanations to the reader, but does not provide an estimate of the quantitative impact, so as to not potentially misinform the reader, or provide disclosures that could be potentially misleading. In situations where the Company provides qualitative disclosures of factors affecting financial results, terms are used to express the relative prominence of such factors. For example, the Company frequently utilized terms such as "primarily", "principally", or "partially offset by" to convey the cause of changes from period to period. The use of these terms further assists the reader in understanding a variance between two periods.

Additionally, the impact of acquisitions on the Company’s financial results cannot always be determined with precision due to the nature of our businesses and the integration of these newly-acquired companies into our core operations. For example, where an acquired entity has overlapping customers with the Company, the Company may not be able to accurately determine the attribution of future sales to such customers between our legacy business and the acquiree following commenced integration. As such, the Company’s disclosures typically identify acquisitions as a factor impacting comparability between periods, and, where determined significant under applicable SEC guidance, provides annual revenues of the acquired company.

In future filings, the Company will include disclosures of the estimated annualized historical revenue for significant acquisitions, in order to provide the reader with supplemental information regarding the relative impacts of these transactions.

The Company refers to acquisition integration costs and other charges in several instances throughout its results of operations disclosures. Acquisition integration costs generally include incremental costs incurred to integrate acquired businesses into the Company's core operations. These costs may include expenses incurred to consolidate manufacturing and distribution operations, costs to integrate certain finance and administrative functions, related involuntary employee termination costs, and expenses related to ERP system integrations. Acquisition integration costs are described further in the Forward-Looking Information section of the Company's Form 10-K (page 28). Other charges generally refer to non-recurring cost reduction actions initiated by the Company to consolidate operational and other functions, related involuntary headcount reductions, or other non-recurring operational initiatives designed to reduce future costs. These initiatives do not constitute exit or disposal activities, as defined by ASC 420.

In future filings, the Company will continue to apply the requirements of Item 303(a)(3) and related guidance, and will include disclosures to provide a quantification of the causes of increases or decreases in revenue and operating profit when causal factors are material and amounts can be determined with reasonable precision.

SEC Comment No. 2:

Please identify the nature of your cost reduction initiatives. Ensure you separately discuss each material initiative and its related status. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide the disclosures required by SAB Topic 5:P.4.

Response:

The Company references cost reduction initiatives in several instances throughout its results of operations disclosures. In this context, cost reduction initiatives generally refer to non-recurring actions taken by the Company to consolidate operational and other functions, related involuntary headcount reductions, or other operational initiatives designed to reduce future costs. These cost reduction initiatives typically consist of specific individual projects, rather than large-scale corporate-wide projects. The Company closely monitors its cost reduction initiatives for potential disclosure under ASC 420 and SAB Topic 5:P.4. The Company’s recent cost reduction projects have not warranted separate disclosure, as they were not within the scope of ASC 420.

In future filings, the Company will continue to evaluate its cost reduction initiatives, and will provide disclosures required by ASC 420 and SAB Topic 5:P.4 for any individually material projects within the scope of this guidance.

SEC Comment No. 3:

We note your discussion and analysis of the changes in your income tax on page 23. Please expand your disclosures to provide a more robust analysis around the material items impacting your effective tax rate including the underlying facts and circumstances that drove those changes and whether you expect such changes to continue in the future. With reference to Note 14, please:

•	Explain the material factors impacting the Other line item that positively impacted your effective tax rate by 4.2 % in 2017 and only 0.4% in 2016; and

•
Explain the 7.2% decrease to your effective tax rate in 2017 compared to the 3.5% decrease to your effective tax rate in 2016 from foreign taxes less than federal statutory rate in light of the fact that the proportion of income before income taxes for your international operations decreased in 2017 when compared to 2016. To the extent material factors in your foreign operations including changes in your jurisdictional mix of income impacted your effective tax rate, please explain.

Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification require that the Company provide disclosure around the material items impacting the effective tax rate. For fiscal 2017, these items included: organizational structure changes, increased benefits from credits and incentives, and the impact of other tax benefits specific to the current year. These items primarily comprise the "other" line item and are disclosed in results of operations on page 23 and Note 14 "Income Taxes" on page 66. As certain benefits were driven by organizational structure changes, this disclosure serves to inform the reader that certain of the benefits will be ongoing in future years.  Additionally, the Company disclosed that certain other benefits were specific to the current tax year only.  Due to fluctuations in foreign income levels and the impact the Company's income mix has on its effective tax rate, the Company believes that it is not practical to accurately quantify the ongoing effective tax rate benefits from this item.

•
In reference to Note 14, the disclosures presented after the effective tax rate table and in the results of operations section indicate that the primary drivers to the increase in the "other" line item from fiscal 2016 to 2017 were organizational structure changes, increased benefits from tax credits and incentives, and other tax benefits specific to the current year.  In response to the Staff's comment, in future filings, the Company will provide separate line item disclosures of credits and incentives to provide additional details for readers of the financial statements, when such items represent a material component of the Company's effective tax rate.

•
In reference to Note 14, the foreign tax benefit of 7.2% versus 3.5% was driven by mix of global income and multiple items, none of which were individually significant.  While the Company's proportion of foreign income was lower in fiscal 2017, the majority of the income that remained was in jurisdictions with tax rates lower than the U.S. statutory rate.  In future filings, the Company will continue to identify any individually significant items impacting the comparability of the consolidated effective tax rate.

Liquidity and Capital Resources, page 24

SEC Comment No. 4:

You indicate on page 25 that the domestic credit facility requires you to maintain certain leverage and interest coverage ratios. Please disclose whether you were in compliance with these ratios as of the latest balance sheet presented. To the extent future non-compliance of any debt covenant is reasonably likely, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:

The Company closely monitors its compliance with debt covenants and was in full compliance with all covenants as of the fiscal year ended September 30, 2017. In accordance with the aforementioned guidance, the Company determined there was no need for additional disclosure as it was not in breach of any debt covenants and it is not reasonably likely the Company will be in breach of any debt covenants in the foreseeable future.

In the event the Company determined it was reasonably likely that it would not be able to meet its debt covenants, or that compliance with such debt covenants was reasonably likely to impact its ability to obtain necessary debt or equity financing to a material extent, the Company would disclose these circumstances in its periodic or other filings with the SEC.

We note the guidance provided by the Staff does not require any affirmative statements that the Company is in compliance with debt covenants for a given reporting period; however, based on the Staff's comment, in future filings, the Company will disclose affirmatively whether it is in compliance with its debt covenants in its Liquidity and Capital Resources disclosures and in Note 8, "Long-Term Debt."

SEC Comment No. 5:

We note that your discussion of cash flows from operations refers, in part, to decreases in working capital items for 2017 and 2016 and an increase in working capital items for 2015 with no additional insight into significant changes and trends in your working capital accounts. For instance, it appears that your accounts receivable balance has increased at a faster rate than your sales. With reference to the typical terms of your accounts receivable and the trends depicted by your days sales outstanding, please address the need to expand your disclosures to address changes in days sales outstanding and the related impact of such changes on your cash flows from operations.

Response:

In its determination of disclosures concerning working capital trends, the Company applied the guidance in SEC Interpretive Release No. 33-8350, including assessing the materiality of trends on the Company's overall financial results, as well as such factors as market conditions. Based on these factors, the Company did not identify significant known trends or uncertainties that it believed had occurred, or were likely to occur, or that the Company believed would have a material favorable or unfavorable impact on its working capital for the period ended September 30, 2017.

As additional insight for the reader, a supplemental table detailing changes in working capital items is presented in Note 17 "Supplemental Cash Flow Information" on page 69 of the Company's Form 10-K for the fiscal year ended September 30, 2017. This three-year disclosure provides insight into potential trends in working capital balances impacting cash flows. The Company advises the Staff that the increased accounts receivable balance as of September 30, 2017 was reflective of the increased quarterly sales during the fourth quarter of the same fiscal year. As disclosed in the Selected Quarterly Financial Data (Unaudited) included in Supplemental Financial Information on page 74 of the Company's Form 10-K as of September 30, 2017, sales for the fourth quarter of fiscal 2017 were greater than the fourth quarter of the prior year, which caused an increase in accounts receivable between the respective balance sheet dates. This increase in sales and likewise, accounts receivable, was in the normal course of business and not due to any other significant factors or market conditions. The Company refers the Staff to its disclosures on Schedule II - Valuation and Qualifying Accounts on page 75 of its Form 10-K, which demonstrates a relatively low historical write-off experience related to accounts receivable, and further indicates the absence of any unfavorable trends related to collectability. The Company will continue to monitor its results for any material trends or market conditions that may impact its overall financial results. As of the date of this letter, no material accounts receivable writeoffs have occurred in fiscal 2018.

Note 2. Summary of Significant Accounting Policies, page 44

SEC Comment No. 6:

We note your reference to cost reduction initiatives in Management’s Discussion and Analysis. If these initiatives represent exit or disposal activities referred to in ASC 420, please provide your accounting for the related costs and obligations as well as the disclosures required by ASC 420-10-50.

Response:

The Company references cost reduction initiatives in several instances throughout its results of operations disclosures. In this context, cost reduction initiatives generally refer to non-recurring actions taken by the Company to consolidate operational and other functions, related involuntary headcount reductions, or other operational initiatives designed to reduce future costs. These cost reduction initiatives typically consist of specific individual projects, rather than large-scale corporate-wide projects. The Company closely monitors its cost reduction initiatives for potential disclosure under ASC 420 and SAB Topic 5:P.4. The Company’s recent cost reduction projects have not warranted separate disclosure, as they were not within the scope of ASC 420.

In future filings, the Company will continue to evaluate its cost reduction initiatives, and will provide disclosures required by ASC 420 and SAB Topic 5:P.4 for any individually material projects within the scope of this guidance.

Note 18. Segment Information, page 69

SEC Comment No. 7:

In light of the various products and services offered in each of your reportable segments as disclosed in your Business section beginning on page 2, please revise to disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40. Please tell us you consideration for separately disclosing revenues from products and services separately. Refer to Rule 5-03(1) of Regulation S-X.

Response:

In preparing its segment financial statement disclosures, the Company considered the requirements of ASC 280-10-50-40 which states, "A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed."

The Company acknowledges that extensive product and service offering information is provided within the Item 1. Business section of its Form 10-K. This information is presented in order to provide the reader with a comprehensive understanding of the breadth of the Company's capabilities and product offerings. Nevertheless, the Company's existing reportable segments are currently aligned with its major product categories. The Company's Memorialization segment is a provider of products and services to funeral service providers. Memorialization products primarily consist of memorials, caskets, and cremation equipment. Many of the Company's customers in this segment offer a full suite of death-care services for their clients, and as such, sell all of the major products offered by the Memorialization segment. The SGK Brand Solutions segment provides comprehensive brand design, pre-press and brand management services, primarily servicing the consumer packaged goods and retail industries. Customers of this segment frequently purchase a full suite of brand products and services under billing arrangements that are often not allocated by each item. The Industrial Technologies segment primarily sells marking and coding equipment and consumables, and automation products and order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products. Industrial Technologies segment customers are principally manufacturers, suppliers and distributors of a wide variety of goods, and typically purchase multiple products offered by the segment.

Given that many of the Company's customers purchase a wide range of products and services within each of the Company's respective segments, and view these product offerings as a group of similar products within each reportable segment, the Company believes that this is an indication that the existing reportable segments provide an appropriate grouping of major product categories. Consequently, the Company believes its disclosure of revenues by reportable segment satisfies the requirement of ASC 280-10-50-40, which specifically requires disclosure of revenues from external customers for each group of similar products and services.

Form 8-K dated January 26, 2018

Exhibit 99.1

Non-GAAP Measures - General

SEC Comment No. 8:

We note that you adjust for acquisition-related items in arriving at your various Non GAAP measures. Please tell us and expand your disclosure to address the underlying nature and material cost components of this adjustment. Please explain how you concluded that these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The acquisition-related items presented within the above referenced filing primarily consisted of costs incurred for ERP system integration, manufacturing and distribution consolidation, integration of finance and administrative functions, and related involuntary employee terminations, related to due diligence, execution, and integration efforts for the Company's recent acquisitions. These adjustments made to the Company's results do not represent normal, recurring, cash operating expenses necessary to operate its business. The above mentioned cost elements are not integral to the Company's core operations but rather are incremental items, incurred solely in connection with the Company's acquisition and related integration efforts.

In addition, the Company provided significant disclosures early in the integration processes as to the extended nature of the integration efforts for its acquisitions of Schawk, Inc. ("SGK") and Aurora Products Group, LLC ("Aurora") due to their significance. In its Forward-Looking Information on page 28 of its Form 10-K for the fiscal year ended September 30, 2014, the Company disclosed that due to the significant size and projected synergy benefits from integration of SGK, the acquisition and integration cost effort "is anticipated to continue for an extended period of time." Additionally, the Company disclosed in its Forward-Looking Information on page 29 of its Form 10-K for the fiscal year ended September 30, 2015 that the acquisition and integration of Aurora cost efforts would likewise "continue for an extended period of time." These acquisition integration costs did continue throughout fiscal years 2016 and 2017. However, as indicated in the January 28, 2018 Form 8-K, acquisition-related items declined significantly in the fiscal 2018 first quarter compared to the prior period reflecting that the integration efforts for the acquisitions are nearing completion.

Reconciliation of Non-GAAP Financial Information - Earnings per share, page 6

SEC Comment No. 9:

Please disclose the tax effect of your non-GAAP adjustments as a separate reconciling item and address how the tax effect was calculated. Refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company believes that disclosing the tax effect as a separate reconciling item in the calculation of adjusted earnings per share potentially may be misleading to the users of this information. As the GAAP earnings per share measure is calculated net of tax, presenting non-GAAP adjustments in an earnings per share tabular format on a pre-tax basis would overstate the actual impact of the reconciling items relative to the GAAP earnings per share measure.

In response to the Staff's comment, in future filings, the Company will disclose the income tax rate that was used to derive the earnings per share value for reconciling items for each period presented. Specifically, the Company will include the following disclosure in its reconciliation of non-GAAP earnings per share in future earnings releases (changes noted in bold and underlined):

Earnings per share amounts for non-GAAP reconciling items were calculated using an income tax rate of XX% and XX%, for the XXXX months ended XXXX and XXXX, respectively.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact me at 412-442-8262.

Sincerely,

/s/Steven F. Nicola
Steven F. Nicola
Chief Financial Officer